UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BiomX Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09090D301
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 09090D301	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
John H. Burbank III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
510,205 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
510,205 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
510,205 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) See Items 2 and 4

CUSIP No. 09090D301	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Nimble Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
510,205 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
510,205 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
510,205 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Items 2 and 4

CUSIP No. 09090D301	Page 4 of 8 Pages
Item 1(a).	Name of Issuer:

BiomX Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

708 Quince Orchard Road, Suite 205, Gaithersburg, MD 20878

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	John H. Burbank III (“Mr. Burbank”); and
ii.	Nimble Ventures, LLC (“Nimble Ventures”).

This Statement on Schedule 13G relates to Shares held directly by Nimble Ventures. Mr. Burbank is the control person of Nimble Ventures and, in such capacity, may be deemed to indirectly beneficially own the Shares that Nimble Ventures directly beneficially owns.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: c/o Nimble Ventures, LLC, 1 Letterman Drive, Building A, Suite 4900, San Francisco, CA 94129.

Item 2(c).	Citizenship:

Mr. Burbank is a citizen of the United States of America. Nimble Ventures is a Delaware limited liability company.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

09090D301

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of 510,205 Shares.

Item 4(b).	Percent of Class:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.9% of the Shares outstanding.

The percentages set forth herein are calculated based on 17,895,844 Shares outstanding as of August 12, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024, as adjusted for the one-for-ten reverse stock split of the Shares that was effected on August 26, 2024, as reported in the Issuer’s Form 8-K filed with the SEC on August 16, 2024.

CUSIP No. 09090D301	Page 5 of 8 Pages
Item 4(c).	Number of Shares as to which such person has:

Mr. Burbank and Nimble Ventures
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	510,205
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	510,205

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See disclosure in Item 2(a) hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 09090D301	Page 6 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

JOHN H. BURBANK III

	By:	/s/ John H. Burbank III

NIMBLE VENTURES, LLC

	By:	/s/ John H. Burbank III
Name:	John H. Burbank III
Title:	Control Person

CUSIP No. 09090D301	Page 7 of 8 Pages
EXHIBIT INDEX

Exhibit	Page No.

A – Joint Filing Agreement	8

CUSIP No. 09090D301	Page 8 of 8 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of BiomX Inc. dated as of November 4, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 4, 2024

JOHN H. BURBANK III

	By:	/s/ John H. Burbank III

NIMBLE VENTURES, LLC

	By:	/s/ John H. Burbank III
Name:	John H. Burbank III
Title:	Control Person